

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2013

Via E-mail
Patrick Carroll
Chief Financial Officer
Lexington Realty Trust
One Penn Plaza, Suite 4015
New York, NY 10119-4015

> **Re: Lexington Realty Trust**
> **Form 10-K for fiscal year ended December 31, 2012**
> **Filed February 25, 2013**
> **File No. 1-12386**

Dear Mr. Carroll:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2012

Item 8. Financial Statements and Supplementary Data, page 54

Consolidated Statements of Cash Flows, page 64

1. Please tell us what classification you believe your cash acquired in acquisition of remaining interests in NLS relate and tell us why you have presented such amount separately from your operating, investing, and financing cash flows. Please tell us the accounting literature relied upon to separately disclose such amount.

Notes to Consolidated Financial Statements, page 65

(4) Investments in Real Estate and Real Estate Under Construction, page 72

2.   Please provide to us your calculation of the remeasurement gain related to your acquisition of the remaining interests in Net Lease Strategic Assets Fund L.P. ("NLS") acquired on September 1, 2012.

3.   We note that you determined that gains previously recognized on sales of properties to NLS should have been deferred and recognized as a basis adjustment to your equity investment in NLS. Please address the following:

a.   Please tell us how you determined that your initial accounting for the sale of properties to NLS in 2007 and 2008 was deemed inappropriate, and cite the accounting literature relied upon for your revised position; and

b.   Please provide to us your materiality assessment used in determining that the previously recorded of gains on sales of properties which you now determined should have been deferred.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief